UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F  X            Form 40-F
                         -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                     No  X
                   -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INDEX
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Item
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1.   Securities  Purchase  Agreements entered into with institutional  investors for $1.475 million private placement.
2.   Press Release dated January 3, 2005 - Exhibit 99.1



Item 1. Securities Purchase Agreements entered into with institutional investors for $1.475 million private placement
--------------------------------------------------------------------------------

On December 31, 2004, Sinovac Biotech Ltd. ("Sinovac") entered into a securities purchase agreement with Truk Opportunity Fund, LLC providing for the sale by Sinovac of 164,500 shares of common stock priced at $3.00 per share and a warrant for 164,500 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant are attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

On December 31, 2004, Sinovac entered into a securities purchase agreement with Truk International Fund , LP providing for the sale by Sinovac of 10,500 shares of common stock priced at $3.00 per share and a warrant for 10,500 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant is attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

On December 31, 2004, Sinovac entered into a securities purchase agreement with AS Capital Partners, LLC providing for the sale by Sinovac of 16,667 shares of common stock priced at $3.00 per share and a warrant for 16,667 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant is attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

On December 31, 2004, Sinovac entered into a securities purchase agreement with Nite Capital LP providing for the sale by Sinovac of 50,000 shares of common stock priced at $3.00 per share and a warrant for 50,000 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant is attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

On December 31, 2004, Sinovac entered into a securities purchase agreement with Basso Private Opportunity Holding Fund Ltd. providing for the sale by Sinovac of 52,500 shares of common stock priced at $3.00 per share and a warrant for 52,500 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant is attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

On December 31, 2004, Sinovac entered into a securities purchase agreement with Basso Multi-Strategy Holding Fund Ltd. providing for the sale by Sinovac of 197,500 shares of common stock priced at $3.00 per share and a warrant for 197,500 shares exercisable at $3.35 per share from the date of issuance of the warrant until the one year anniversary plus one trading day from the date of issuance of the warrant, and at a price of $4.00 thereafter until the two year anniversary date from the date of issuance of the warrant. The warrant is subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrant. Sinovac is obligated to register the shares and warrant shares for resale on a registration statement by May 15, 2005. The form of the Securities Purchase Agreement, Registration Rights Agreement and Common Stock Purchase Warrant is attached to this Form 6-K as Exhibit 10.1, 10.2 and 10.3, respectively.

The exemption from registration relied upon by Sinovac for the sale of unregistered securities to the above mentioned entities was Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated there under.

In relation to the securities purchase agreements entered into with the above mentioned entities, Sinovac will be paying a finder's fee of $88,500 in cash and a warrant for 29,500 shares to Gemstone Securities LLC. In addition, Sinovac will be paying a success fee of $29,500 in cash and a warrant for 9,833 shares to Credit Suisse Advisory Partners AG. The warrants to be issued to Gemstone Securities LLC and Credit Suisse Advisory Partners AG will be exercisable at $3.35 per share for the first twelve (12) months from the date of issuance, and thereafter, at a price of $4.00 per share until twenty-four (24) months from the date of issuance. The warrants are subject to a call provision in favor of Sinovac, which may reduce the expiry date of the warrants.


Item 2. Press Release dated January 3, 2005 - Exhibit 99.1
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                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SINOVAC BIOTECH LTD.
                                                --------------------


Date:  January 7, 2005                          By:     /s/ Weidong Yin
                                                    ----------------------------
                                                    Weidong Yin, President, CEO
                                                    and a Director